Exhibit 99.1
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Telewest Board Changes

Telewest Communications announces that Microsoft Corporation yesterday informed the company that it was withdrawing its three non-executive directors - Henry Vigil, Salman Ullah and Dennis Durkin - from the board of the company with effect from today. Microsoft holds 23.6 per cent of Telewest's issued share capital and has the right to nominate up to three representatives to the board under corporate shareholder agreements with the company.

Microsoft said: "At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time."

Enquiries:


Telewest:   John Murray 0207 299 5888


Microsoft:

Katy Fonner, Waggener Edstrom, (001) 503 443-7000 kfonner@wagged.com Curt Anderson, Microsoft Investor Relations, 001 425 706-3703.

Notes to Editors:

The three Microsoft directors were appointed in August 2000 (Dennis Durkin replaced Neil Holloway in August 2001).